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                               May 20, 2022

       John Oyler
       Chief Executive Officer and Chairman
       BeiGene, Ltd.
       c/o Mourant Governance Services (Cayman) Limited
       94 Solaris Avenue, Camana Bay
       Grand Cayman
       Cayman Islands KY1-1108

                                                        Re: BeiGene, Ltd.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Response dated May
6, 2022
                                                            File No. 001-37686

       Dear Mr. Oyler:

              We have reviewed your May 6, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       April 6, 2022 letter.

       Form 10-K for Fiscal Year Ended December 31, 2021

       Part I
       Item 1. Business, page 5

   1. We note your response to prior comment 5 including your description of how cash is transferred through
your organization. Please revise to disclose whether cash generated from one subsidiary is
used to fund another subsidiary   s operations. For example, please
                                                        state whether you have
ever faced difficulties or limitations on your ability to transfer cash between subsidiaries.
Please update your disclosure to disclose if you have specific cash management policies and
procedures in place that dictate how funds are transferred
 John Oyler
BeiGene, Ltd.
May 20, 2022
Page 2

       through your organization and if applicable, describe these policies and procedures in greater detail.
2. We note your response to prior comment 6. Please revise your disclosure to explicitly address the consequences to you and your investors if you or your subsidiaries inadvertently conclude that such permissions or approvals are not required.
       You may contact Ibolya Ignat at 202-551-3636 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Michael Davis at 202-551-4385 or Jason Drory at 202-551-8342 with any other questions.



                                                            Sincerely,
FirstName LastNameJohn Oyler
                                                            Division of
Corporation Finance
Comapany NameBeiGene, Ltd.
                                                            Office of Life
Sciences
May 20, 2022 Page 2
cc:       Edwin M. O'Connor, Esq.
FirstName LastName